CUSIP No. 422347 10 4                                              Page 1 of 4

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             HEARTLAND EXPRESS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   422347 10 4
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422347 10 4                                              Page 2 of 4





1) Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos.  of Above
   Persons         RUSSELL A. GERDIN   SS# ###-##-####

2) Check the Appropriate Box if a Member of a Group             N/A
                  (a)     [   ]
                  (b)     [   ]

3) SEC Use Only

4) Citizenship or Place of Organization:     UNITED STATE OF AMERICA

     Number of    5)       Sole Voting Power                         15,513,188*
     Shares
     Beneficially 6)       Shared Voting Power
     Owned by
     Each         7)       Sole Dispositive Power                    16,127,146*
     Reporting
     Person With  8)       Shared Dispositive Power                  16,127,146*

9)  Aggregate Amount Beneficially Owned by Each Reporting Person     16,127,146*

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:   N/A

11) Percent of Class Represented by Amount in Row 9:    50.9%

12) Type of Reporting Person:  IN

     *Mr. Gerdin owns 15,513,188 shares directly. An additional 613,958 shares are owned by a voting trust, the voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates.

CUSIP No. 422347 10 4                                              Page 3 of 4


                                  SCHEDULE 13 G

Item 1.
   a.   Name of Issuer:                             Heartland Express, Inc.
   b.   Address of Issuer's Principal
        Executive Offices:                          2777 Heartland Drive
                                                    Coralville, IA 52241
Item 2.
   a.   Name of Person Filing:                      Russell A. Gerdin
   b.   Address of Principal Business
        Office:                                     2777 Heartland Drive
                                                    Coralville, IA 52241
   c.   Citizenship:                                United State of America
   d.   Title of Class of Securities:               Common Stock
   e.   CUSIP Number:                               422347 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b),  check
        whether the Person filing is a:    N/A

Item 4. Ownership. The following information pertains as of December 31, 2001:
   a.   Amount Beneficially Owned:                            16,127,146*
   b.   Percent of Class:                                           50.9%
   c.   Number of Shares as to which such person has:
        (i)   sole power to vote or to direct the vote:       15,513,188*
        (ii)  shared power to vote or to direct the vote:              0
        (iii) sole power to dispose or to direct the
              disposition of:                                 16,127,146*
        (iv)  shared power to dispose or to direct the
              disposition of:                                          0

Item 5. Ownership of Five Percent or Less of a Class.                N/A

Item 6. Ownership of More than Five Percent on
        Behalf of Another Person.                                    N/A


     *Mr. Gerdin owns 15,513,188 shares directly. An additional 613,958 shares are owned by a voting trust, the voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates.

CUSIP No. 422347 10 4                                              Page 4 of 4


Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.      N/A

Item 8.  Identification and Classification of Members of the Group.     N/A

Item 9.  Notice of Dissolution of Group.                                N/A

Item 10. Certification.                                                 N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.

February 5, 2002
Date

/s/Russell A. Gerdin
Signature

Russell A. Gerdin, President and Secretary
Name and Title